Exhibit (a)(5)(H)

IN THE CIRCUIT COURT FOR HOWARD COUNTY,

MARYLAND

JOEL ROSENFELD IRA	)	CIVIL ACTION
1947 52nd Street	)
Brooklyn, New York 11204,	)
Individually on Behalf of Itself and All	)	No.
Others Similarly Situated,	)
	)	CLASS ACTION COMPLAINT AND
Plaintiff,	)	JURY DEMAND
)
)
vs.	)
)
MICROS SYSTEMS, INC.	)
Principal Executive Offices	)
7031 Columbia Gateway Drive	)
Columbia, Maryland 21046,	)
)
A.L. GIANNOPOULOS	)
7031 Columbia Gateway Drive	)
Columbia, Maryland 21046,	)
)
PETER A. ALTABEF	)
7031 Columbia Gateway Drive	)
Columbia, Maryland 21046,	)
)
B. GARY DANDO	)
7031 Columbia Gateway Drive	)
Columbia, Maryland 21046,	)
)
JOHN G. PUENTE	)
7031 Columbia Gateway Drive Columbia, Maryland 21046,	) )
)
LOUIS M. BROWN, JR.	)
7031 Columbia Gateway Drive	)
Columbia, Maryland 21046,	)
)
F. SUZANNE JENNICHES	)
7031 Columbia Gateway Drive	)
Columbia, Maryland 21046, and	)
)
DWIGHT S. TAYLOR	)
7031 Columbia Gateway Drive	)
Columbia, Maryland 21046,	)
)
Defendants.	)
)

Plaintiff Joel Rosenfeld IRA (“Plaintiff”), by its attorneys, alleges upon information and belief, except for its own acts, which are alleged on knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. Plaintiff brings this class action on behalf of itself and all other public stockholders of defendant MICROS SYSTEMS, INC. (“MICROS” or the “Company”) against MICROS and its Board of Directors (the “Board” or the “Individual Defendants”), in connection with the proposed acquisition of MICROS by Oracle Corporation (“Oracle”) through OC Acquisition LLC (“Parent”) and Rocket Acquisition Corporation (“Merger Sub”) pursuant to a tender offer (the “Tender Offer”) (the “Proposed Transaction”).

2. On June 23, 2014, MICROS and Oracle issued press releases announcing their entry into an Agreement and Plan of Merger dated June 22, 2014 (the “Merger Agreement”) to sell MICROS to Oracle, whereby Oracle will launch a cash Tender Offer as soon as reasonably practicable and in no event later than ten business days from the entry of the Merger Agreement, to purchase all of MICROS’ outstanding common shares at a purchase price of $68.00 per share (the “Offer Price”). The Proposed Transaction represents a fully-diluted equity value of approximately $5.3 billion, or 4.6 billion net of cash.

3. MICROS is a provider of enterprise-wide applications, services and hardware for the food and beverage, hospitality and retail industries. The Company’s software solutions are used in over 567,000 hotels, casinos, table and quick service (“QSR”) restaurants, retail, leisure and entertainment (such as stadiums, arenas, etc.), fuel and convenience, cruise and other travel operations in more than 180 countries. MICROS offers a variety of comprehensive point-of-sale, enterprise and consumer faced solutions. For example, Starbucks uses MICROS’ electronic point-of-sale system to collect orders and other information from customers until the final payment, among other things.

4. MICROS has experienced growth in the double-digit range for the past three years. Its growth is expected to continue as an increasing number of restaurants incorporate new technology. For example, according to a June 24, 2014 Bloomberg article, a 2013 survey by the National Restaurant Association found that “[m]ore than half of fine-dining operators plan to spend more on customer-facing technology such as mobile applications this year, with half of casual-dining operators and 40 percent of family-dining establishments anticipated to do the same.” In MICROS’ May 1, 2014 press release announcing third quarter (“3Q”) 2014 earnings, in addition to reporting record quarterly revenue, net income and EPS (GAAP and Non-GAAP), Defendant Peter A. Altabef (“Altabef”), MICROS’ President and Chief Executive Officer (“CEO”) stated, “[w]e are pleased with the strong revenue growth and profit performance this quarter. We are encouraged by an improved demand environment for our solutions from current and new clients.”

5. Unfortunately, the Individual Defendants are attempting to prevent Plaintiff and the Class (defined herein) from realizing the benefits of the Company’s strong financial results and bright future. The Offer Price drastically undervalues the Company’s prospects in light of the Company’s diverse offerings and expanding client base.

6. Notably, a June 24, 2014 Bloomberg article highlighted the insignificant Offer Price, finding, “[t]he [MICROS] deal was also a relative bargain at 17 times [MICROS]’s earnings before interest, taxes, depreciation and amortization, compared with the median multiple of 22 for Internet and software acquisitions.” (emphasis added).

7. Furthermore, the Offer Price fails to recognize the value of MICROS to Oracle. For example, in the Company’s June 23, 2014 press release, Oracle’s President and Chief Financial Officer Safra Catz stated “[w]e expect this transaction to be immediately accretive to Oracle’s earnings on a non-GAAP basis and to expand over time.”

8. Moreover, Richard Williams, an analyst at Summit Research Partners LLC noted in a June 23, 2014 Bloomberg article, “[MICROS] gives [Oracle] a strong foothold in the hotel and hospitality industry… That will be an important asset for them and will tie well into their other systems such as their engineer systems and cloud-related offerings.”

9. Defendants (defined herein) are working quickly to close the deal; absent judicial intervention, the Tender Offer will close in as little as a month from now.

10. Defendants have exacerbated their breaches of fiduciary duty by attempting to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision allowing Oracle access to any rival bidder’s information and four business days to match any competing bid for the Company; (iii) a top-up option granting Oracle the ability to purchase newly-listed shares to ensure that the necessary amount of shares are obtained to consummate the Proposed Transaction; and (iv) the imposition of a termination fee of $157.78 million on the Company payable to Oracle in certain circumstances, including if the Company terminates the Merger Agreement or the Board changes its recommendation to stockholders in order to pursue an alternative superior proposal. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives.

11. Moreover, certain undisclosed stockholders, likely including the Individual Defendants and Company insiders, have entered into tender and support agreements to vote their shares in favor of the Proposed Transaction (the “Tender and Support Agreements”), making the Proposed Transaction a virtual fait accompli.

12. As described below, both the value to MICROS stockholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public stockholders of the Company. The Individual Defendants’ (defined herein) conduct constitutes a breach of their fiduciary duties owed to MICROS stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

13. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of care, loyalty, and good faith.

JURISDICTION AND VENUE

14. This Court has jurisdiction over each Defendant named herein. MICROS is a Maryland corporation. The Individual Defendants have sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

15. Venue is proper in this Court because the conduct at issue had an effect in the County.

THE PARTIES

16. Plaintiff is, and was, at all times relevant hereto, a holder of MICROS common stock.

17. Defendant MICROS is a corporation organized under the laws of the State of Maryland with its corporate headquarters located at 7031 Columbia Gateway Drive, Columbia, Maryland 21046. MICROS provides leading enterprise-wide applications, services and hardware for the hospitality and retail industries. The Company trades on the NASDAQ Global Select Market under the symbol “MCRS.” MICROS is named here solely for the purpose of providing full and complete relief.

18. Defendant A.L. Giannopoulos (“Giannopoulos”) has served as Chairman of MICROS since April 2001 and as a director of MICROS since 1992. Giannopoulos served as President and CEO of the Company from May 1993 to December 2012. Giannopoulos retired as a Company employee effective June 30, 2013.

19. Defendant Altabef has served as President and CEO of the Company and as a director of MICROS since January 2013.

20. Defendant B. Gary Dando (“Dando”) has served as a director of MICROS since November 2003. Dando is Chairman of the Board’s Audit Committee.

21. Defendant John G. Puente (“Puente”) has served as a director of MICROS since May 1996. Puente is Chairman of the Board’s Compensation and Nominating Committee and a member of the Board’s Audit Committee.

22. Defendant Louis M. Brown, Jr. (“Brown”) has served as a director of MICROS since 1977. Brown previously served as President and CEO of the Company from January 1986 until his appointment as Chairman of the Board in January 1987. He served as Chairman of the Board until April 2001.

23. Defendant F. Suzanne Jenniches (“Jenniches”) has served as a director of MICROS since 2008 and previously served as a Company director from October 1996 to November 2003. Jenniches is a member of the Board’s Audit Committee and Compensation and Nominating Committee.

24. Defendant Dwight S. Taylor (“Taylor”) has served as a director of MICROS since 1997. Taylor is a member of the Board’s Compensation and Nominating Committee.

25. Defendants identified in paragraphs 18 through 24, supra, are referred to herein as the “Individual Defendants.”

26. Defendant MICROS and the Individual Defendants are collectively referred to herein as the “Defendants.”

OTHER RELEVANT ENTITIES

27. Oracle, based in Redwood City, California, is the world’s largest provider of enterprise software and a leading provider of computer hardware products and services that are engineered to work together in the cloud and in the data center. Oracle trades on the New York Stock Exchange under the symbol “ORCL.”

28. Parent is a limited liability company organized under the laws of Delaware and a wholly-owned subsidiary of Oracle.

29. Merger Sub is a corporation organized under the laws of Maryland and a direct or indirect wholly-owned subsidiary of Parent or Oracle.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

30. By reason of Individual Defendants’ positions with the Company as officers or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of MICROS and owe them, as well as the Company, a duty of care, loyalty, and good faith.

31. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

a. adversely affects the value provided to the corporation’s stockholders;

b. favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c. adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

d. will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

32. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

a. participating in any transaction where the Individual Defendants’ loyalties are divided;

b. participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c. unjustly enriching themselves at the expense or to the detriment of the public stockholders.

33. Once the MICROS Board members made the decision to sell the Company, their role shifted from defenders and managers of the corporate entity to auctioneers charged with the affirmative duty to obtain the highest value reasonably obtainable for the stockholders. The MICROS Board members’ actions in connection with the Proposed Transaction were taken outside of the scope of the business judgment rule, and Plaintiff charges that they have breached their duty to maximize stockholder value by failing to act diligently, reasonably and on a fully informed basis with regard to their agreement to the Proposed Transaction.

34. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to Plaintiff and other public stockholders of MICROS.

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action on its own and as a class action, pursuant to MD Rule 2-231, on behalf of all owners of MICROS common stock (excluding the Defendants, and any persons, firm, trust, corporation, or other entity related to or affiliated with them, or controlled by any of the Individual Defendants and their successors in interest, as well as the immediate families of the Individual Defendants), who are injured or are threatened with injury arising from Defendants’ actions (the “Class”).

36. This action is properly maintainable as a class action for the following reasons:

(i) The Class is so numerous that joinder of all members is impracticable. As of June 19, 2014, the total number of issued and outstanding MICROS shares was 74,717,009. Upon information and belief, MICROS common stock is owned by hundreds or thousands of stockholders of record nationwide.

(ii) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff=s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(iii) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impede their ability to protect their interests.

(iv) To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable to the Class.

37. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(i) whether the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(ii) whether the process implemented and set forth by the Defendants for the Proposed Transaction, including but not limited to, the Merger Agreement, the Proposed Transaction, and the negotiations concerning the Merger Agreement and the Proposed Transaction are entirely fair to the members of the Class;

(iii) whether the Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company;

(iv) whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the Proposed Transaction as a result of the wrongful conduct described herein; and

(v) whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.

SUBSTANTIVE ALLEGATIONS

Company Background and Potential for Growth

38. Columbia, Maryland-based MICROS, a leading supplier of information technology systems, sells internet-connected cash registers, and the software and technical services to power them. The Company primarily provides various cloud-based, mobile and on-premise application tools for customers in the food and beverage, hospitality and retail industries. MICROS has more than 567,000 customers and 6,700 employees. Its revenue segments by industry include services (66%), hardware (23%), and software (11%), as of May 1, 2014.

39. Founded in 1977 as Picos Manufacturing, Inc., the Company changed its name to MICROS in 1978. The Company, named as an acronym for Modular Integrated Cash Register Operating Systems, is perhaps most recognized for its modern point-of-sale workstations. MICROS’ systems are used by table service and QSR restaurants, food and beverage operations within hotels, entertainment venues (i.e., stadiums and arenas), casinos, and cruise ships, among others. Examples of the Company’s customers include major QSR chains such as Costa Coffee, Starbucks, T.G.I. Friday’s; hotel chains such as Hyatt, Hilton, Radisson and Wynn Resorts; and retail chains such as Ikea, Adidas and Tesco. Although the Company invented the modern point-of-sale terminal, as the market has evolved over the past 30 years, the literal “point of sale” has become a small part of the Company’s diverse offerings.

40. The Company’s enterprise application information solutions consist of three major areas:

(i) food and beverage information systems, which consist of hardware and software for point-of-sale and operational applications, ecommerce, back office applications, including inventory, labor and financial management, gift cards, and certain centrally hosted enterprise applications;

(ii) hotel information systems, which consist of software including room reservation management systems, sales and catering, revenue management, ecommerce, business analytics, central reservations, and interfaces to third party applications; and

(iii) retail information systems, which consist of software encompassing point-of-sale, loss prevention, ecommerce, business analytics, customer gift cards, electronic payments and enterprise applications.

41. MICROS also sells hardware to its clients and provides field and remote support. In addition, the Company provides services, including hosting and Software as a Service (“SaaS”), platform implementation and integration, strategic business consulting, interactive marketing, design services such as creative and user experience, and managed services.

42. MICROS has experienced growth in the double-digit range for the past three years and its growth is expected to continue as restaurants incorporate new technology. For example, according to a June 24, 2014 Bloomberg article, a 2013 survey by the National Restaurant Association found that “[m]ore than half of fine-dining operators plan to spend more on customer-facing technology such as mobile applications this year, with half of casual-dining operators and 40 percent of family-dining establishments anticipated to do the same.” Further, in the June 24, 2014 Bloomberg article, Dave Grimm, founding partner of G4Technologies stated: “[the restaurant industry is] still a very untapped market… [that’s set to change as] technology is such a part of everyone’s lives, people are going to wonder how they ever ran a restaurant without it.”

43. Underscoring the Company’s positioning for long-term growth, in its October 24, 2013 press release announcing its first quarter (“1Q”) 2014 financial results, the Company reported revenue of $314.7 million - an over 5.0% increase from the 1Q 2013 and record revenue for a first fiscal quarter. Commenting on the successful quarter, Defendant Altabef stated: “[w]e are pleased with our revenue growth in this environment, with especially strong growth in the United States and Canada.”

44. The Company continued to grow in the second quarter (“2Q”) of 2014. On January 30, 2014, the Company reported quarterly revenue of $345.6 million, a $21.0 million, or 6.5%, increase versus the 2Q 2013 – a quarterly revenue Company record. The Company also announced its GAAP diluted earnings per share (“EPS”) for the quarter was $0.57 per share, a 5.6% increase over the 2Q 2013. In the press release, Defendant Altabef commented: “[w]e are pleased to achieve another quarter of strong revenue growth. We are encouraged by the improving demand environment in our geographic regions and vertical markets.”

45. In the January 30, 2014 press release, MICROS also reported increased guidance for fiscal 2014. The Company announced fiscal guidance ranges for revenue between $1.320 billion and $1.345 billion and for Non-GAAP EPS between $2.46 and $2.51. These ranges reflect an increase from the prior revenue guidance between $1.295 billion and $1.320 billion and Non-GAAP EPS guidance between $2.46 and $2.50 that MICROS first provided in August 2013.

46. Continuing the positive news for stockholders, on May 1, 2014, the Company announced its results for the 3Q fiscal 2014, including record quarterly revenue, net income and EPS (GAAP and Non-GAAP). Specifically, among other things, for the 3Q 2014 MICROS reported revenue of $349.0 million, a $33.9 million, or 10.7%, increase versus the 3Q 2013; GAAP net income of $50.3 million, a $5 million, or 13.6%, increase versus the 3Q 2013; and GAAP diluted EPS of $0.66 per share, a $0.11, or 20.0%, increase versus the 3Q 2013.

47. In its May 1, 2014 press release, the Company again provided encouraging financial guidance. MICROS provided fiscal 2014 financial guidance for revenue ranging between $1.360 billion and $1.385 billion and for Non-GAAP EPS between $2.53 and $2.57, an increase from the guidance previously provided on January 30, 2014.

48. Despite the Company’s record financial success, the Board has agreed to the Proposed Transaction for the inadequate Offer Price. MICROS announced in its June 23, 2014 press release, in relevant part:

Columbia, MD – June 23, 2014 —MICROS Systems, Inc. (NASDAQ:MCRS), a provider of information technology solutions for the hospitality and retail industries, today announced that it has entered into a definitive agreement to be acquired by Oracle. Under the terms of the agreement, MICROS stockholders will receive $68.00 in cash for each share of common stock they hold. The purchase price represents a fully-diluted equity value of approximately $5.3 billion, or $4.6 billion net of cash.

Cloud, mobile, social, big data and the internet of things are impacting every industry, encouraging companies to modernize in order to compete effectively. The addition of MICROS extends Oracle’s offerings in industries by combining MICROS’ industry specific applications with Oracle’s business applications, technologies and cloud portfolio. Together, Oracle and MICROS will help hotels, food & beverage facilities, and retailers to accelerate innovation, transform their businesses, and delight customers with complete, open and integrated solutions.

The Board of Directors of MICROS has unanimously approved the transaction. The transaction is expected to close in the second half of 2014, subject to MICROS stockholders tendering a majority of MICROS’ outstanding shares and shares representing vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions.

“MICROS has been focused on helping the world’s leading brands in our target markets since we were founded in 1977, including running more than 330,000 sites across 180 countries today,” said Peter Altabef, President and CEO, MICROS. “In combination with Oracle, we expect to help accelerate our customers’ ability to innovate and differentiate their businesses by utilizing Oracle’s technologies, cloud solutions, and scale. We are very excited about the great opportunities this will create for our customers and employees.”

49. Importantly, the Offer Price fails to adequately compensate MICROS’ stockholders for the intrinsic value of the Company as well as the significant benefits Oracle will receive from the merger. The June 23, 2014 joint press release further stated:

“Oracle has successfully helped customers across multiple industries, harness the power of cloud, mobile, social, big data and the internet of things to transform their businesses,” said Oracle President Mark Hurd. “We anticipate delivering compelling advantages to companies within the Hospitality and Retail industries with the acquisition of MICROS.”

“We are committed to protecting and enhancing customer investments in MICROS solutions. MICROS’ management and employees will form a dedicated business within Oracle to maintain their focus on serving customers,” said Bob Weiler, Executive Vice President, Oracle Global Business Units. “Our industry organizations maintain deep domain expertise and focused investment, which includes more than 18,000 Oracle employees and over $500 million in annual R&D spend. This model has proven highly successful across several industries, and we look forward to bringing these same benefits to the customers of MICROS.”

“We expect this transaction to be immediately accretive to Oracle’s earnings on a non-GAAP basis and to expand over time,” said Oracle President and CFO Safra Catz.

(emphasis added).

50. Notably, the Proposed Transaction is expected to reignite Oracle’s slowing growth and aid its late entry to the cloud-computing market. A June 23, 2014 Bloomberg article stated:

Oracle, which has acquired about 100 companies in the last decade, has seen the incremental revenue gains accrued through those deals dry up. After a late entry to the cloud-computing market, sales have declined or gained less than 5 percent in each of the past 11 quarters as customers gravitate to rivals selling Internet-based software. Last week, Oracle posted profit and sales that missed analysts’ estimates.

“[MICROS] gives them a strong foothold in the hotel and hospitality industry,” said Richard Williams, an analyst at Summit Research Partners LLC in Summit, New Jersey, who recommends holding Oracle’s stock. “That will be an important asset for them and will tie well into their other systems such as their engineer systems and cloud-related offerings.”

(emphasis added).

51. A June 23, 2014 Forbes article similarly reported:

The acquisition of MICROS systems is expected to boost Oracle’s slowing growth in the application software market. In the recently concluded FY14 results, Oracle’s new license revenues for on-premise software deployments remained flat at $9.4 billion from a prior-year period. In addition to stagnant growth in revenues from on-premise software deployments, Oracle’s revenue growth for cloud-based deployments continued to remain lower than its competitors Salesforce and SAP.

52. Further, a June 24, 2014 Bloomberg article highlighted the insignificant Offer Price, noting “[t]he [MICROS] deal was also a relative bargain at 17 times MICROS’s earnings before interest, taxes, depreciation and amortization, compared with the median multiple of 22 for Internet and software acquisitions.”

MICROS Insiders Are Obtaining Special Benefits for Themselves

53. Moreover, instead of acting in the best interest of MICROS stockholders, the Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction.

54. While MICROS’ public stockholders are being cashed out for the inadequate Offer Price and foreclosed from participating in the future growth of the Company, certain directors and

Company insiders will participate in the future of the Company. As disclosed in the June 23, 2014 Company press release, “MICROS’ management and employees will form a dedicated business within Oracle to maintain their focus on serving customers….”

55. Similarly, under the Merger Agreement, the unvested portion of each Company stock option held by a Company employee will be assumed by Oracle and converted into an option denominated in shares of Oracle common stock based on formulas set forth in the Merger Agreement.

The Unreasonable Deal Protection Devices

56. The Merger Agreement contains deal protection devices which substantially increase the likelihood that the Proposed Transaction will be consummated, leaving MICROS’ public stockholders with no meaningful change of control premium for their shares. When viewed collectively, these provisions, which are detailed below, further the interests of Oracle, certain Individual Defendants and other MICROS insiders to the detriment of MICROS’ public stockholders and cannot represent a justified, appropriate or proportionate response to any threat posed by a potential third party bidder.

57. In a breach of their fiduciary duties, the Individual Defendants have agreed to the following unreasonable deal protection devices:

•	A “no-solicitation” clause that prevents MICROS from soliciting, or its directors and officers from even participating in discussions which may lead to a superior proposal from any bidder (Merger Agreement, Section 7.03(a));

•	A “matching right” provision that allows Oracle four (4) business days to re-negotiate with the Board after it is provided with written notice of the Board’s intention to make a change of recommendation (Merger Agreement, Section 7.03(c)); and

•	A termination fee of $157.78 million payable by the Company to Oracle if MICROS decides to pursue a competing bid (Merger Agreement, Section 10.4(b)).

58. The “no solicitation” clause, the “matching right” provision, and the termination fee unfairly restrain the Individual Defendants’ ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to a third party’s written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

59. The reason behind these deal protection devices is clear: the absence of a meaningful premium for stockholders creates the very real potential that a third party bidder will attempt to usurp Oracle and submit a higher bid for MICROS. The possibility that a third-party bidder will emerge motivated Oracle to “lock-up” the Proposed Transaction by co-opting the Board and forcing them to adopt unreasonable deal protection devices that would ensure that Oracle could purchase the Company for less than would otherwise be possible.

60. Moreover, pursuant to Section 2.03 of the Merger Agreement, the Defendants have granted Oracle a top-up option which ensures that the necessary amount of shares to consummate the Tender Offer will be obtained. More specifically, Section 2.03(a) provides:

The Company hereby grants to Parent and Merger Subsidiary an irrevocable option (the “ Top-Up Option “), exercisable upon the terms and conditions set forth in this Section 2.03 , to purchase from the Company the number of newly-issued, fully paid and non-assessable shares of Company Common Stock (the “ Top-Up Shares “) equal to the lesser of: (i) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned directly or indirectly by Ultimate Parent, Parent and Merger Subsidiary at the time of exercise of the Top-Up Option, constitutes 90% of the number of shares of Company Common Stock that would be outstanding on a fully-diluted basis immediately after taking into account the issuance of all shares of Company Common Stock subject to the Top-Up Option; or (ii) the aggregate number of shares of Company Common Stock that the Company is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option.

61. Making matters worse, undisclosed stockholders, likely including the Individual Defendants and Company insiders, have entered into Tender and Support Agreements locking up an undisclosed number of Company shares in favor of the Proposed Transaction.

62. Taken as a whole, the foregoing deal protection devices essentially foreclose the possibility that a third-party “white knight” could step forward to provide MICROS stockholders with a premium for their shares, instead of the opportunistic and inadequate Offer Price. As such, the deal protection devices, which were approved by the Board as part of the Merger Agreement, represent an ongoing breach of their fiduciary duties.

63. Accordingly, the Proposed Transaction is wrongful, unfair, and harmful to the Company’s public stockholders. As a result of Defendants’ conduct, MICROS’ stockholders have been and will continue to be denied the fair process and arm’s length negotiated terms to which they are entitled in a sale of their Company. The deal reflected in the Merger Agreement does not represent the true inherent value of the Company, and the deal protection devices are unfair and prevent the Board from ensuring an acquisition that is in the Company’s and the stockholder’s best interests.

64. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of MICROS’ assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

65. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

66. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

COUNT I

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

67. Plaintiff repeats and realleges each and every allegation set forth herein.

68. The Individual Defendants’ recommendation of the Proposed Transaction must be considered in the context of heightened fiduciary responsibilities to maximize the Company’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

69. The Individual Defendants have violated the fiduciary duties owed to the public stockholders of MICROS and have acted to put their personal interests ahead of the interests of MICROS stockholders or acquiesced in those actions by fellow Individual Defendants. The Individual Defendants have failed to take adequate measures to ensure that the interests of MICROS’ stockholders are properly protected and have embarked on a process that avoids competitive bidding and provides Oracle with an unfair advantage by effectively excluding other alternative proposals.

70. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their MICROS investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted. These harmful acts include, inter alia, agreeing to the $157.78 million termination fee, as well as agreeing to the restrictive no-solicitation and matching rights provisions contained in the Merger Agreement.

71. The Individual Defendants have breached their duties of care, loyalty, good faith, and independence by not taking adequate measures to ensure that the interests of MICROS’ public stockholders are properly protected from overreaching by Oracle.

72. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

73. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive full and fair value for their ownership interest in MICROS’ stock and businesses.

74. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action and certifying Plaintiff as class representative and its counsel as class counsel;

B. Declaring that the conduct of the Individual Defendants in approving the Proposed Transaction constitutes a breach of the Individual Defendants’ fiduciary duties;

C. Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of the interests of the Company and its stockholders;

D. Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

E. Preliminarily and permanently enjoining the Individual Defendants from implementing any of the measures set forth above, including but not limited to restrictions on soliciting bona fide offers, and payment of the termination fee that would inhibit the Individual Defendants’ ability to maximize value for MICROS stockholders;

F. Awarding Plaintiff and the Class appropriate compensatory damages;

G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

DEMAND FOR JURY TRIAL

Pursuant to Maryland Rule 2-325(a), Plaintiff hereby demands a trial by jury on all issues so triable.

DATED: July 2, 2014

Donald J. Enright
LEVI & KORSINSKY LLP
101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290

WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
1500 Broadway, 16th Fl.
New York, New York 10036
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff

CERTIFICATION OF SIGNING ATTORNEY

I, DONALD J. ENRIGHT, certify on this 2nd day of July, 2014 as provided by Rule 1-313 of the Maryland Rules, that I have been admitted to practice law in the State of Maryland.

Donald J. Enright